                                             Filed by Thoratec Laboratories
                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933, and deemed
                                             filed pursuant to Rule 14a-12
                                             under the Securities and Exchange
                                             Act of 1934.
                                             Subject Company: Thoratec
                                             Laboratories
                                             Commission Act File No.: 033-72502


                                [THORATEC LOGO]



Contact:  Cheryl Hess, Chief Financial Officer
(925) 847-8600
www.thoratec.com


                     THORATEC LABORATORIES SAYS MERGER WITH

                THERMO CARDIOSYSTEMS HAS CLEARED ANTITRUST REVIEW


         (PLEASANTON, CA), December 22, 2000--Thoratec Laboratories Corporation (NASDAQ: THOR) said today its proposed merger with Thermo Cardiosystems (AMEX:
TCA) has cleared antitrust review by the Federal Trade Commission.

         "This clearance is an important milestone and keeps us on track to meet our planned timetable of completing the merger during the first quarter of 2001," noted D. Keith Grossman, president and chief executive officer of Thoratec.

         "Given the recent notification from the Securities and Exchange Commission that it does not plan to review our registration statement and that it can go effective with an updated amendment, we and Thermo Cardiosystems intend to distribute solicitation materials regarding the merger to our respective shareholders within the next two weeks for meetings currently scheduled for February 13, 2001," he continued.

         The proposed transaction was announced on October 3, 2000. As proposed, it will be a stock-for-stock transaction in which each outstanding share of Thermo Cardiosystems will be exchanged for 0.835 shares of newly issued Thoratec stock, and will be accounted for as a purchase. The transaction is subject to the approval of shareholders of both companies and other customary closing conditions.

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         Thoratec Laboratories Corporation is engaged in the research, development, manufacturing and marketing of medical devices for circulatory support and vascular graft applications, all of which incorporate its proprietary biomaterial, Thoralon(R). The Thoratec(R) VAD (Ventricular Assist Device) System is the only ventricular assist device that is approved for use both as a bridge-to-transplant and for recovery from open-heart surgery. The company's Vectra(TM) vascular access graft, which is used in patients undergoing hemodialysis, is approved for sale in the U.S., Europe, Japan and a number of other foreign countries. Its Aria(TM) coronary artery bypass graft, which is designed for use by patients having too few suitable native blood vessels, is currently in clinical trials in the U.S. and Canada. For additional information about Thoratec, visit the company's web site at www.thoratec.com.

         Headquartered in Woburn, Mass., Thermo Cardiosystems is a leader in the research, development and manufacturing of implantable left ventricular assist systems (LVAS). Its air-driven and electric HeartMate heart assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the U.S., Europe and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-skin incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron (NYSE: TMO). More information is available on the Internet at www.thermocardio.com.

         The portions of this news release that relate to future plans, events or performance, are forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the proposed transaction between Thoratec and Thermo Cardiosystems and the benefits thereof, government regulatory approval processes and market acceptance of new products. These factors, and others, are discussed more fully under the heading "Risk Factors" in Thoratec's Registration Statement on Form S-4 (File No. 333-49120) filed with the Securities and Exchange Commission on November 1, 2000 and in both companies' other filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially. These forward-looking statements speak only as of the date hereof. None of Thoratec , Thermo Cardiosystems or Thermo Electron undertakes any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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OTHER IMPORTANT INFORMATION

         The transaction described in this announcement has not yet commenced. You should read the Registration Statement on Form S-4 (File No. 333-49120) filed with the Securities and Exchange Commission on November 1, 2000 because it contains important information about the transaction, including participants in the transaction. You can obtain the Registration Statement and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's web site at http://www.sec.gov. You can also obtain the final joint proxy statement/prospectus included in the Registration Statement from the company for free by writing or calling:

Investor Relations Department                  Investor Relations Department
Thoratec Laboratories Corporation              Thermo Electron Corporation
6035 Stoneridge Drive                          81 Wyman Street, P.O. Box 9046
Pleasanton, California 94588                   Waltham, Massachusetts 02454
(925) 847-8600                                 (781) 622-1111



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